March 16, 2012

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Ark Restaurants Corp.
Form 10-K for the fiscal year ended October 1, 2011
Filed December 30, 2011
File No. 001-09453

Dear Mr. Humphrey:

We are responding to your letter dated March 2, 2012 (the “Comment Letter”), in which you provided comments on the Ark Restaurants Corp. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended October 1, 2011 filed on December 30, 2011. We appreciate the Staff’s comments. For ease of reference, the Staff’s comments are repeated in italics below, immediately followed by the Company’s response.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 212-206-8804 if you have any further questions.

Respectfully,

ARK RESTAURANTS CORP.

By:	/s/ Robert J. Stewart
Robert J. Stewart
Chief Financial Officer

Mr. David R. Humphrey

United States Securities and Exchange Commission

March 12, 2012

Ark Restaurant Corp. Responses

Form 10-K for the fiscal year ended October 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Overview, page 24

1.       With respect to your discussion and analysis of operating results, we encourage you to consider the following revisions, as set forth in section III.A of FR-72:

•        use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•      refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

For example, in the first paragraph of your overview, you quantify the impairment charge associated with leasehold improvements and equipment. However, your overview does not quantify all the items you identified. Since such items appear to be material, please revise to quantify such items, preferably in a tabular format.

Response: In future filings, including our upcoming Form 10-Q for the quarter ended March 31, 2012, we will include additional disclosures in our MD&A as deemed necessary, in tabular format or otherwise, as requested by the Staff.

2.       Your current disclosure of revenues, excluding revenues from VIE’s, appears to represent a non-GAAP measure. In this regard, please consider revising to include that a table that presents food and beverage sales, other revenues and VIE related revenues, along with a corresponding subtotal for consolidated revenues as presented on the face of your audited financial statements. This comment also applies to your discussion of costs and expenses as well as income taxes.

Response: With respect to our disclosures in MD&A of revenues, costs and expenses and taxes excluding amounts from VIEs, the Company believes that the current presentation is more meaningful with respect to comparability and clarity to the reader of the financial statements. This combined with the other disclosures related to VIEs on the face of the balance sheet, income statement and footnotes serve to provide additional information with respect to the VIEs. Such MD&A presentation is no longer applicable effective with the beginning of our 2012 fiscal year as the VIEs are now included in both periods as evidenced by our filing on Form 10-Q for the quarter ended December 31, 2011.

Mr. David R. Humphrey

United States Securities and Exchange Commission

March 12, 2012

Item 15. Exhibits and Financial Statement Schedules

Note 1. Business and summary of significant accounting policies, page F-6

3.        Please tell us and revise your notes to include your accounting policy with regard to reportable segments. For guidance, refer to ASC Topic 280-10-50-21.

Response: Management has concluded that the Company is comprised of one operating segment as discussed in our response to comment 4. below. In future filings, we will add clarifying language to our disclosures indicating we operate in one reportable segment.

4.        With regard to Ark Hollywood/Tampa Investment and Ark Connecticut Investment, please tell us whether managed restaurants represent an operating segment under ASC Topic 280-10-50-1. In addition, since it appears your managed restaurants generated operating income, while your company-owned restaurants generated operating losses during your current fiscal year, it appears the economics of your management operations are significantly different from the economics of company-owned restaurants. In addition, the nature of your operations also appears to differ. In particular, your company owned restaurants are in the business of selling food and beverage products your customers. While your management operations also sell food and beverage to customers, your end customer appears to be the owners of the managed restaurants, instead of the customers purchasing tangible products. In other words, it appears the nature of your management operations is to provide a service to the owners of these restaurants. As such, please tell us what consideration you gave as to whether managed restaurants represent a reportable segment under ASC Topic 280-10-50-10.

Response: The Company, through wholly-owned subsidiaries, owns 50% of the limited partnerships that operate the properties held by Ark Hollywood/Tampa Investment and Ark Connecticut Investment. As such, the Company’s management process with respect to these properties is no different than its other properties. Although the profitability of the VIEs in fiscal 2011 was better than our other properties, the economics are substantially similar to our other operations as well as the end customer being the purchaser of the food and beverage products as opposed to the limited partners in these entities. Based on these factors and the new accounting guidance with respect to “kick-out” rights as discussed in comment 5. below, the Company now consolidates these entities. Upon consolidation we reviewed the segment guidance in ASC Topic 280-10-50-10. In addition, ASC 280-10-50-11 further states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

Mr. David R. Humphrey

United States Securities and Exchange Commission

March 12, 2012

a.     The nature of the products and services

b.     The nature of the production processes

c.     The type or class of customer for their products and services

d.     The methods used to distribute their products or provide their services

e.      If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Based on the above, management has concluded that, although discrete financial information is available for the Company’s many restaurants that management regularly reviews, the above aggregation criteria are met with respect to all of the Company’s operations and therefore the Company is comprised of one reporting segment. In future filings, we will add clarifying language to our disclosures indicating we operate in one reportable segment.

Notes to Consolidated Financial Statements

Note 2. Consolidated of Variable Interest Entity, page F-11

5.        It appears that your basis for consolidating of Ark Hollywood/Tampa Investment and Ark Connecticut Investment is premised on the requirement that a single party (including its related parties and de facto agents) be able to exercise their rights to remove the decision maker in order for the “kick-out” rights to be considered substantive. In this regard, it appears that you rely on ASC Topic 810-10-15-14(b)(1) and ASC Topic 810-10-25-38C to support your conclusion. As such, it appears that you also concluded that you have the power to direct the activities that most significantly impact the economic performance of these entities. Please tell us the nature of the activities that most significantly impact economic performance of these entities and how you determined that you have the power to direct such activities.

Response: The Company, through wholly-owned subsidiaries, owns 50% of the limited partnerships that operate the properties held by Ark Hollywood/Tampa Investment and Ark Connecticut Investment as has been designated the “Manager” of both properties. The operating agreements of both limited partnerships state that the Manager shall have the exclusive right to manage the partnership’s business. The agreements further state:

•       The Manager shall: (i) manage the affairs and business of the partnerships; (ii) exercise the authority and powers granted to the partnerships; and (iii) otherwise act in all other matters on behalf of the partnerships.

•       No contract, obligation or liability of any kind or type can be entered into on behalf of the partnerships by any member other than the Manager.

•       The Manager has all specific rights and powers required for the management of the restaurants including, without limitation, the right to:

Mr. David R. Humphrey

United States Securities and Exchange Commission

March 12, 2012

o   Design, develop and construct the restaurants as the Manager deems necessary.

o   Operate and manage the restaurants in such a manner as the Manager may deem necessary, including, but not limited to selection of vendors, purchase of food, beverages and supplies, maintenance of the restaurants and retention of any services provided by third parties.

o   Employ, engage, retain or dismiss an employee.

o   Enter into contracts as deemed necessary to operate the restaurants.

Based on the above, the Company has concluded that it has the power to direct the activities of the Ark Hollywood/Tampa Investment and Ark Connecticut Investment limited partnerships that most significantly impact the economic performance of these entities.

6.         ASC Topic 810-10-15-14(b)(1) indicates that a decision maker shall not prevent equity holders from having the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impacts the entity’s economic performance unless the fees paid to the decision maker represent a variable interest as set forth in ASC Topic 810-10-55-37 through 55-38. In this regard, please tell us whether the fees paid to you represent a variable interest as set forth in ASC Topic 810-10-55-37(a) through (f) and provide us with your analysis.

Response: Please see our response to comment 5. above. Based on the clarifications provided above, the Company does not believe the requirements of ASC Topic 810-10-55-37 through 55-38 are applicable in these circumstances as the Company is the decision maker with respect to the Ark Hollywood/Tampa Investment and Ark Connecticut Investment limited partnerships and not a hired service provider as contemplated in the above guidance.

7.         Based on the disclosures in your Form 10-K for the fiscal year ended October 1, 2010 and your current Form 10-K, it is not clear whether you have any equity at risk with regard to Ark Hollywood/Tampa Investment and Ark Connecticut Investment. In addition, it is not clear whether you have an obligation to absorb losses incurred, have the rights to receive benefits, in the form of expected residual return, or have participation rights with regard to these entities. Please advise.

Response: Please see our response to comment 5. above. Further to this response, the Company is obligated to absorb 50% of any losses through the allocation of profits and losses as set out in the partnership agreements. In addition, the Company is obligated to fund any operating losses incurred and other working capital needs of the operations through working capital loans.

Mr. David R. Humphrey

United States Securities and Exchange Commission

March 12, 2012

8.         In addition, please tell us what consideration was given to ASC Topic 810-10-25-38E, as it appears that your obligation to absorb losses or rights to receive benefits is significantly less than your stated power to direct the activities that most significantly impact these entities economic performance.

Response: Please see our response to comments 5. and 7. above which show that multiple parties do not have the authority to impact the activities of the VIEs.

9.         Please tell us how your current disclosures comply with the disclosure requirements set forth in ASC Topic 810-10-50-2AA through ASC Topic 810-10-50-3.

Response: The Company has reviewed the disclosure requirements with respect to ASC Topic 810-10-50-2AA through ASC Topic 810-10-50-3 and believes it has met them as disclosed in footnote 2 of the consolidated financial statements and on the face of the balance sheet and income statement.

Signatures

10.     Please refer to our prior comment 1 in our letter dated February 16, 2010 with respect to your annual report on Form 10-K for the period ended on October 3, 2009. Please amend your annual report in your 2011 Form 10-K to include the signature of your principal accounting officer or controller in the second signature block.

Response: Please note that the our Chief Financial Officer is our Principal Accounting Officer and in future filings the Company will include this designation in the second signature block.